PE
12-31-01

APR 24 2002

02027713

THERE'S STRENGTH IN NUMBERS...

VALERO ENERGY CORPORATION

2001
SUMMARY
ANNUAL REPORT

Table of Contents

AND OURS HAVE NEVER BEEN STRONGER!


200+ MILLION
IN SYNERGIES


$4.5 BILLION
MARKET CAPITALIZATION


$30 BILLION
IN ANNUAL REVENUES


$14 BILLION
IN ASSETS
DIAMOND SHAMROCK


22,000
EMPLOYEES

SUMMARY ANNUAL REPORT

In an effort to provide shareholders with more effective communications, Valero Energy Corporation has adopted a summary annual report format, which provides condensed financial disclosure. The company's full financial statements are contained in its Annual Report on Form 10-K for the year ended December 31, 2001, which is provided to all shareholders.

FINANCIAL HIGHLIGHTS

[millions of dollars, except per share amounts]

year ended December 31,	2001	2000
operating revenues	$ 14,988	$ 14,671
operating income	$ 1,001	$ 611
net income	$ 564	$ 339
earnings per common share — assuming dilution	$ 8.83	$ 5.60
total assets	$ 14,377	$ 4,308
stockholders' equity	$ 4,203	$ 1,527
capital expenditures and deferred turnaround and catalyst costs	$ 536	$ 302
book value per common share	$ 40.33	$ 25.10

OPERATING INCOME


1999 $72 MILLION
2000 $611 MILLION
2001 $1 BILLION

NET INCOME


1999 $14 MILLION
2000 $339 MILLION
2001 $564 MILLION


DIAMOND SHAMROC

BILL GREEHEY LOOKS TO THE FUTURE AFTER WRAPPING UP A HISTORIC YEAR IN WHICH VALERO DOUBLED IN SIZE FOLLOWING ITS ACQUISITION OF ULTRAMAR DIAMOND SHAMROCK CORPORATION.

TO OUR SHAREHOLDERS

They say that records are made to be broken, and Valero certainly proved that axiom true in 2001!

We had record production levels, record sales volumes, record revenues and record earnings! And, that was *before* our historic acquisition of Ultramar Diamond Shamrock Corporation!

In 2001, we tripled our assets to more than $14 billion and on a pro forma basis, we more than doubled our revenues to approximately $30 billion. Based on these revenues, Valero should now rank among the top 50 Fortune 500 companies.



TOTAL ASSETS
1999
$3.0 BILLION
2000
$4.3 BILLION
2001
$14.4 BILLION



Today we have 22,000 employees, 12 refineries, 4,800 miles of crude and refined product pipelines (including Valero L.P.) and market through approximately 4,500 retail outlets.

In less than five years, Valero has grown from a single refinery with 170,000 barrels per day (BPD) of capacity to the largest independent refiner in the U.S. with throughput capacity of approximately 2 million BPD. Our successful growth strategy is clearly paying off for Valero and our shareholders. As the theme of this year's annual report highlights -- our numbers have never been stronger!

Operating income in 2001 was an all-time-high of $1 billion. Net income was up 66 percent to $564 million, earnings before interest, taxes, depreciation and amortization (EBITDA) were more than $1.2 billion, and we had a return on equity of more than 30 percent.

With results like these, it is not surprising that we easily eclipsed 2000's record $5.60 earnings per share (EPS) with a 2001 EPS of $8.83. The success of our growth strategy is further evidenced by the fact that Valero's cumulative total return for shareholders over the last five years has been 109 percent! That is not only higher than the 80 percent return of our peer group but also substantially higher than the 66 percent return provided by the S&P 500 index. What's more, our stock has risen 25 percent since the closing of the UDS acquisition during a relatively weak refining margin environment.



COMPARISON OF FIVE-YEAR
CUMULATIVE TOTAL RETURN
$250
$200
$150
$100
$50
$0
12/96
12/97
12/98
12/99
12/00
12/01
Valero Energy Corporation
S & P 500
Peer Group

Successful Strategy Continued

In 2001 we continued the successful strategy we began in 1997 by continuing to grow Valero through accretive acquisitions. We entered one of the most profitable asphalt markets in the country when we acquired Huntway Refining Company in California, which included two asphalt refineries located very near our refineries in Benicia and Wilmington. Going forward, we will benefit from approximately $5 million in annual synergies from these complementary California assets.

We also acquired a 115,000-BPD refinery in Corpus Christi, Texas from El Paso Corporation in 2001, which is located within two miles of our original Corpus Christi refinery. The two plants will now operate as one and will benefit from almost $50 million in annual synergies and cost reductions. Importantly, the El Paso acquisition also included three refined products pipelines and associated terminals in South Texas that are very synergistic with our refining operations.

And, of course, the Ultramar Diamond Shamrock (UDS) acquisition took Valero to a whole new level. We currently estimate that we will capture synergistic benefits of more than $200 million in 2002, which we expect to double to at least $400 million by 2004. The UDS acquisition also makes Valero one of the top retail operators in the U.S. and the nation's second largest asphalt producer.

We also continued growing the company through internal expansions and upgrades in 2001. In fact, we invested $150 million in strategic projects, which we expect to generate an additional $75 million in annual operating income.

Proven Growth Strategy To Continue

We plan to continue to grow shareholder value through strategic, accretive acquisitions and internal upgrades and expansions. As the U.S. refining industry continues to consolidate, we believe there are still many great acquisition opportunities.

One exciting new growth vehicle for us is the Valero L.P. It was formerly known as Shamrock Logistics L.P., and it was one of UDS' "best kept secrets." We own approximately 73 percent of Valero L.P., which has a current market capitalization of $750 million and owns 3,600 miles of crude and refined product pipelines and terminals. Since its initial public offering last April, the unit price has appreciated by more than 60 percent. And because the L.P. enjoys a higher multiple than Valero Energy Corporation, it is an excellent growth vehicle for us. We plan to aggressively grow the L.P., which will benefit the shareholders of both companies.

We are excited about our plans to roll out an aggressive investment program to expand and upgrade our retail network. And, we also plan to continue to upgrade our refineries to process lower-cost feedstocks, increase conversion rates, lower operating costs and produce more premium products. We have already identified projects for three of the former UDS refineries that are expected to generate at least $40 million in additional annual operating income for a one-time investment of $60 million.

VALERO PLANS TO INVEST IN THREE OF THE FORMER UDS FACILITIES, INCLUDING THE THREE RIVERS REFINERY (PICTURED), ENABLING THESE REFINERIES TO PROCESS MORE ECONOMICAL SOUR CRUDES.



The Best Is Yet To Come

I strongly believe that Valero is in the right business at the right time. Even after the UDS acquisition, we remain highly leveraged to refining margins. As a rule of thumb, every $1 change in our system's average refining margin has an approximate $4 per share impact on our earnings. This is significant because we expect refining margins to continue to be better than historical averages in the coming years, as U.S. refining capacity becomes tighter and tighter.

Since 1981 the number of U.S. refineries has been cut in half – from 315 to 155. And as a result of the new sulfur regulations, we expect more small refineries to close rather than make the required capital investments. Meanwhile demand is increasing and no significant new capacity is coming on line. During peak seasonal demand, the capacity utilization rate in the U.S. is now over 95 percent. I truly believe we have entered a new era where refining margins will generally be higher and where periods of low refining margins will be less severe and will be shorter in duration.

In short, we believe that we have the right assets and the right industry fundamentals in place to continue our phenomenal success.

The UDS acquisition has given us the size, scope and stability of earnings to compete effectively in a consolidating marketplace. And, we expect that our increased geographic diversity, exposure to retail and leverage to low-cost feedstocks and premium products will help us continue to outperform our peers and provide a consistently higher level of base earnings in the future.

And, we have great employees who will make it all possible! We have always said that our employees are our number one asset. I think we proved that in 2001 by pulling off a $6 billion merger of two Fortune 500 companies headquartered in the same town – without a single layoff! Although that is practically unheard of in corporate America today, we know that Valero is a great company because we have great employees. Our employees are not only the best and the brightest in our industry but even more importantly, they embody and carry on the special "caring and sharing spirit" that has been the cornerstone of Valero's success -- and now they are 22,000-strong!

That is why I still believe...the best is yet to come!

Bill Greehey

CHAIRMAN OF THE BOARD,
CEO AND PRESIDENT

P.S. You may have noticed that there's one thing missing from this year's annual report. After approximately 20 years of service to Valero, Lowell Lebermann stepped down from the board of directors on Dec. 31, 2001. Lowell actually joined our board before Valero was even a publicly traded company as he helped direct the settlement that led to the creation of Valero. Since then, he has helped lead the company's tremendous growth and helped make Valero the company that it is today. We're very thankful for his countless contributions and we'd like to wish him well in the years ahead.

VALERO ENERGY CORPORATION

(NYSE: VLO) is a Fortune 100 company based in San Antonio, with approximately 22,000 employees and annual revenues of about $30 billion. The company currently owns and operates 12 refineries in the United States and Canada with a combined throughput capacity of nearly 2 million barrels per day (BPD), making it one of the nation's top refiners of petroleum products. In combination with its interest in Valero L.P., Valero has 4,800 miles of refined product and crude oil pipelines, which complement its refining and marketing assets in the U.S. Southwest and Mid-continent regions. Valero markets its products through an extensive retail network that includes approximately 4,500 retail outlets in the United States and Canada under various brand names including Diamond Shamrock®, Ultramar®, Valero®, Beacon® and Total®. In addition to this retail network, Valero markets on a wholesale basis through a bulk and rack marketing network in 40 U.S. states, Canada and Latin America.

[illegible] gasoline

[illegible] gasoline

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[illegible]

[illegible] diesel

[illegible] gasoline [illegible]

[illegible]

[illegible]

[illegible] diesel

[illegible]

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COLORADO SPRINGS
AMARILLO
DIXON
WASSON
ALBUQUERQUE
RINGGOLD
ABERNATHY
WICHITA FALLS
EL PASO
MONT BELVIEU
LAREDO
HARLINGEN

VALERO L.P. TERMINALS

VALERO L.P. CRUDE OIL STORAGE

VALERO L.P. PIPELINES


WASSON
RINGGOLD
DIXON
COLORADO SPRINGS
ALBUQUERQUE
ABERNATHY
WICHITA FALLS
EL PASO
MONT BELVIEU
LAREDO
HARLINGEN
VALERO L.P. TERMINALS
VALERO L.P. CRUDE OIL STORAGE
VALERO L.P. PIPELINES


GRAND JUNCTION
TEXAS PANHANDLE CRUDE GATHERING
PLACEDO
EDINBURG

VALERO TERMINALS

VALERO PIPELINES


GRAND JUNCTION
TEXAS PANHANDLE CRUDE GATHERING
FORT WORTH
PLACEDO
EDINBURG

VALERO TERMINALS

VALERO PIPELINES


QUEBEC
(JEAN GAULIN)
PAULSBORO
BENICIA
DENVER
WILMINGTON
McKEE
ARDMORE
SAN ANTONIO
HOUSTON
KROTZ
SPRINGS
TEXAS CITY
THREE RIVERS
CORPUS CHRISTI

VALERO HEADQUARTERS

VALERO REFINERIES

RETAIL MARKETING PRESENCE

VALERO AT A GLANCE

- Nation's largest independent refiner and marketer with a total throughput capacity of nearly 2 million barrels per day (BPD).
- Second largest asphalt refiner in the nation.
- Largest independent retailer of gasoline in Quebec and the adjacent Canadian Atlantic provinces.
- Innovative industry leader in the production and marketing of clean-burning fuels.

Twelve refineries in North America

West Coast:

Benicia – 180,000 BPD
Wilmington – 140,000 BPD

Gulf Coast:

Corpus Christi – 340,000 BPD
Texas City – 240,000 BPD
Houston – 135,000 BPD
Three Rivers – 98,000 BPD
Krotz Springs – 85,000 BPD

Mid-Continent:

McKee – 170,000 BPD
Ardmore – 85,000 BPD
Denver – 27,000 BPD

Northeast:

Quebec (Jean Gaulin) – 205,000 BPD
Paulsboro – 195,000 BPD

Valero markets on a wholesale basis through a bulk and rack marketing network in 40 U.S. states, Canada and Latin America. In addition, the company markets through approximately 4,500 retail sites – the majority of which are branded:

DIAMOND SHAMROCK · Ultramar · VALERO · BEACON · TOTAL

OUR OPERATIONS HAVE NEVER BEEN STRONGER

2001 is a year that will go down as a turning point in Valero's history. Valero broke almost every record from revenues to sales volumes, and the company experienced tremendous growth doubling its market value and throughput capacity and tripling its assets in just one year.

Valero made the most important acquisition in the company's history when it purchased Ultramar Diamond Shamrock Corporation (UDS), making Valero the nation's premier independent refining and marketing company with annual revenues of approximately **$30 billion** and assets totaling more than **$14 billion.** Today, Valero owns 12 refineries stretching from Canada to California, a well-integrated, mid-stream logistics business and one of the nation's largest company-operated retail networks.

Showing Strong Operational Results

In 2001, Valero continued its successful strategy of expanding and upgrading the company's refineries to process lower-cost feedstocks, increase conversion rates, lower operating costs and produce more premium products.

- As a result of several major acquisitions and a few capital improvements, Valero increased the throughput capacity of its refining system by nearly 1 million barrels per day (BPD), ending 2001 with a capacity of **1.9 million BPD.**
- The company invested $150 million in capital improvements that are expected to generate $75 million in earnings before interest, taxes, depreciation and amortization (EBITDA) annually. A couple of key projects included:
  - at the Texas City refinery, a $45 million capital investment in two crude units resulted in a $30 million improvement in operating income in 2001 alone;
  - and at the Paulsboro refinery, Valero achieved a gross margin improvement of more than $1 per barrel by lowering feedstock costs through the increased use of heavy sour crudes and resid, while increasing gasoline yields by 15 percent.
- Through capital improvements alone, the company has added 190,000 BPD of throughput capacity — **the size of a world-scale refinery** — since 1996. Valero invested $220 million in these improvements, which is a small investment compared to the cost of acquiring a refinery of the same size and complexity.

Recording Record-Breaking Financial Results

Also in 2001, Valero posted its strongest financial results in the company's history.

- Net income reached $564 million — a 66 percent increase over 2000 earnings of $339 million.
- Operating income was a record $1 billion compared to $611 million in 2000.
- EBITDA exceeded **$1.2 billion,** and return on equity was more than 30 percent.
- Additionally, return on capital employed was more than 20 percent as compared to 16 percent in 2000.











Increasing Valero's Size and Scope through a Strong Acquisition Strategy

Valero completed a series of successful acquisitions that increased the company's size, expanded its geographic reach, broadened its product slate and diversified its asset base.

- Valero ended 2001 by closing on the **$6-billion** UDS acquisition, including $2 billion in assumed debt, which turned the company into one of the nation's leading refiners and marketers.
- Purchasing UDS also made Valero one of the most geographically diverse refiners with a major presence in four of the five key refining regions in the United States. The six newly acquired refineries, which added approximately 700,000 BPD in capacity, expanded Valero's presence in Texas and California, while giving the company new refining operations in Colorado, Oklahoma and Quebec, Canada.

TOTAL REFINING THROUGHPUT CAPACITY



1996 170,000 BPD
1997 530,000 BPD
1998 735,000 BPD
1999 785,000 BPD
2000 985,000 BPD
2001 1,900,000 BPD

- Like the rest of Valero's refining system, the former UDS refineries are also generally high-conversion facilities that produce premium, cleaner-burning fuels, including reformulated gasoline (RFG), cleaner-burning California Air Resources Board (CARB) gasoline and CARB diesel.
- In addition, Valero acquired an interest in an extensive mid-stream logistics system that complements the company's refining and marketing assets in the U.S. Southwest and Mid-continent. As part of the acquisition, Valero gained a 73 percent interest in Valero L.P., a limited partnership formerly known as Shamrock Logistics, L.P., that owns crude oil pipelines and crude oil storage facilities, as well as refined product pipelines and terminals.
- What's more, this acquisition made Valero a major retailer with a network of approximately 4,500 company- and distributor-owned retail sites located in the Western, Southwestern and Mid-continental United States and in Eastern Canada, which are among the fastest growing markets in North America.
- As a result of the UDS acquisition, Valero expects to capture more than **$200 million** in synergies in the first year alone and an additional **$400 million** over the next three years.

OUR ACQUISITIONS HAVE NEVER BEEN MORE SYNERGISTIC

OUR GROWTH STRATEGY HAS NEVER BEEN MORE SUCCESSFUL

Adding El Paso's Corpus Christi Refinery & Logistics System Strengthened Valero's Operations in Texas

- In June, Valero expanded its presence in Texas when the company added El Paso Corporation's 115,000 BPD refinery in Corpus Christi and related refined product logistics system in Texas.
- The refinery's location near Valero's existing Corpus Christi refinery enables the company to integrate the two plants to capture synergies and save operating costs. Valero plans to integrate and upgrade the two refineries over the next four years and increase the combined throughput capacity to 400,000 BPD, turning it into the **fifth largest U.S. refinery.**
- Valero expects to realize operating synergies of approximately $28 million per year through the exchange of intermediates and gasoline/diesel blending optimization. The company also estimates that it will reduce expenses by $20 million annually within three years by fully integrating the two refineries and implementing best practices.
- The product logistics system includes three intrastate common carrier pipelines and related terminal facilities that enable Valero to transport refined products from Corpus Christi to markets in Houston, Victoria, San Antonio and the Rio Grande Valley.

Purchasing Huntway *Paved* the Way for Valero to Become a Leading Asphalt Producer

- Also in June, Valero acquired two asphalt refineries in California when the company purchased Huntway Refining Company.
- This marked Valero's entry into the West Coast asphalt market, which is one of the largest and fastest growing asphalt markets in the nation, and it further diversified the company's product slate and expanded its geographic reach.
- The 13,000 BPD Benicia asphalt plant is adjacent to Valero's fuels refinery, and the 6,000 BPD Wilmington facility is connected via pipeline to the Wilmington fuels refinery that Valero acquired from UDS.
- Valero expects to realize **$5 million** annually in synergies as a result of integrating both of these plants into its refining system.

Growing Sales through Aggressive Marketing Programs

- These acquisitions, along with Valero's aggressive marketing efforts, helped boost sales to record levels in 2001. Valero achieved its highest sales volume of 1.35 million BPD by increasing sales to bulk, export and truck rack customers.
- Valero's acquisition of UDS made the company a major retailer and significantly expanded its wholesale network.
- In the United States, Valero now has more than 1,400 company-operated stores and approximately 2,000 branded distributor sites.
- And with 1,100 retail sites in Canada, Valero has become the largest independent retailer of gasoline in Quebec and the adjacent Canadian Atlantic provinces.
- The remainder of Valero's production is sold unbranded through truck racks or bulk sales.


TOTAL SALES VOLUME
1999
1,033,000 BPD
2000
1,142,000 BPD
2001
1,355,000 BPD









Ultramar



Producing One of the Industry's Strongest Product Slates

As Valero has grown, the company has maintained one of the most extensive slates of high-value, clean-burning products in the industry.

- The company's product slate remained virtually unchanged after the UDS acquisition since these newly acquired assets were also strong on high-value product yields.
- Of the 52 percent of Valero's product slate that is gasoline, **45 percent** of that amount is reformulated gasoline (RFG). And of the 30 percent that is distillate, more than **75 percent** is low-sulfur diesel and jet fuel, which are higher-value products.
- Also in 2001, Valero significantly increased its production of asphalt, becoming the nation's second largest producer.

PRODUCT SLATE
(AS OF DECEMBER 31, 2001)


0
10
20
30
40
50
60
70
80
90
100
52% GASOLINE, BLENDSTOCKS & OTHER
30% DISTILLATES
18% ASPHALT, LUBES & PETROCHEMICALS
45% of Valero's gasoline and blendstocks are reformulated gasoline
75% of Valero's distillates are low-sulfur diesel and jet fuel

Maintaining a Low-Cost Feedstock Slate

Maximizing the processing of lower-cost feedstocks, such as sour crude oil, has helped Valero gain a competitive edge over other refiners.

- Valero plans to increase the sour crude processing capability of its refining system from 50 percent to almost 60 percent for a relatively small investment by early 2004. The company plans to accomplish this goal by constructing sulfur plants at three of the former UDS refineries which is expected to result in at least **$40 million** in annual operating income improvement.
- As crude demand increases, so will sour crude discounts giving Valero a significant advantage over its competitors due to the high complexity of the company's refining system.

FEEDSTOCK SLATE
(AS OF DECEMBER 31, 2001)


0
10
20
30
40
50
60
70
80
90
100
50% SOUR CRUDE OIL
30% SWEET CRUDE OIL
10% RESID & INTERMEDIATES
10% BLENDSTOCKS

OUR PRODUCT AND FEEDSTOCK SLATES HAVE BECOME THE VALERO ADVANTAGE



OUR COMMITMENT TO SAFETY & ENVIRONMENTAL EXCELLENCE HAS NEVER WAVERED

As Valero has grown over the past few years, its commitment to safety and environmental excellence has grown as the company has pursued even higher standards. In 2001, Valero led the industry by implementing a number of innovative initiatives ranging from pursuing an aggressive, new safety program to protect its employees, customers and neighbors to voluntarily investing in the best available control technology to preserve the environment.

Making Safety First at Valero

- All of Valero's refineries committed to participate in the Occupational Safety and Health Administration (OSHA) Voluntary Protection Program, which requires a strong commitment to rigorous safety standards. Two of Valero's refineries have already been accepted into this prestigious program:
  - The Texas City refinery earned "Star Site" status, making it one of only nine refineries in the nation to receive the program's highest honor.
  - And the Paulsboro refinery earned "Merit Site" status, which is a significant honor attained by only two other U.S. refineries.
- Valero's commitment to safety is also reflected in the company's **low recordable incident rate of 1.5** during 2001 – far better than the 2.4 refining industry average for the most recent three-year period as reported by the National Bureau of Labor Statistics.
- Another way that Valero strengthened its companywide commitment to safety and environmental excellence was by participating in the National Petrochemical & Refiners Association Responsible Care initiative. This nationally recognized program is known for its stringent environmental, health and safety initiatives.

Producing Clean Fuels in Clean Plants

- Valero also continued to build on its reputation as an environmental steward by leading the industry in the production of environmentally friendly fuels while using state-of-the-art environmental technology at its facilities.
- Recently, Valero was named the **U.S. Refiner of the Year** by *World Refining Magazine* for its leadership in the production of clean-burning, reformulated gasoline and lower-sulfur diesel fuel, and its commitment to implementing ongoing voluntary environmental initiatives that exceed government regulations.
- An example of Valero's commitment to investing in the best available control technology is the fluid catalytic cracking unit wet gas scrubber being installed at the Texas City refinery. The $38 million, state-of-the-art scrubber, which will be completed in the second quarter of 2002, will significantly reduce particulate and sulfur dioxide emissions.
- Additionally, Valero is voluntarily investing $25 million to build a sulfur recovery unit at the Corpus Christi refinery. This unit will serve as a redundant unit to existing sulfur processing units, minimizing the potential for emissions from existing facilities, which already incorporate the best available control technology. The new unit, which will be completed in the first quarter of 2003, has a 99.8 percent sulfur recovery rate.









VALERO
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OUR COMMITMENT TO OUR COMMUNITIES HAS NEVER BEEN STRONGER

Community involvement has been an integral part of Valero's corporate culture since the company was founded more than 20 years ago. And as Valero has grown, so has the company's commitment to community service. Over the years, Valero has touched dozens of communities, helped hundreds of non-profit groups and positively impacted countless lives.

2001 was no exception as Valero employees contributed a record-breaking amount of time and money to help the company's communities.

- In 2001, Valero's employees donated more than **50,000 hours** of time to volunteer activities, including mentoring students, conducting food drives, hosting special events for community groups and participating in fund-raisers.
- One hundred percent of Valero's corporate employees and 95 percent of its overall workforce contributed to the United Way in 2001, resulting in a record-breaking employee gift of $1.8 million. When combined with the company match, Valero's gift to the United Way totaled **$2.6 million.**
- Valero also has raised a significant amount of money for children's charities in the communities where it has operations through the Valero Benefit for Children Golf Classic. Since 1996, this charity event has raised $1.3 million, which has been shared by 51 children's charities in Valero's communities.

Valero's commitment to community service has helped improve the communities where the company's employees live and work. What's more, it has helped foster the special "caring and sharing spirit" that has been the cornerstone of Valero's success.

CONDENSED FINANCIAL STATEMENTS

The financial information presented on pages 21 through 25 of this summary annual report should be read in conjunction with Valero Energy Corporation's complete Financial Statements (including the notes) and Management's Discussion and Analysis of Financial Condition and Results of Operations. This and other information about the Company is contained in the Notice of the 2002 Annual Meeting of Stockholders Proxy Statement and Form 10-K for the year ended December 31, 2001. This document is provided to all shareholders of record as of March 11, 2002. In addition, persons may request, without charge, a Form 10-K by writing or calling Valero's Investor Relations Department. Address and contact information can be found on the inside back cover of this report. Valero's 2001 Annual Report on Form 10-K and the Proxy Statement also may be accessed via the company's Internet web site at: **www.valero.com**.

Table of Contents

COMPANY REPORT ON CONDENSED FINANCIAL STATEMENTS

The management of Valero Energy Corporation and subsidiaries (the Company) is responsible for the preparation and reliability of the condensed consolidated financial statements included in this report and for ascertaining that the data accurately reflects the financial position, results of operations and cash flows of the Company. The condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and accordingly include amounts that are based on estimates and judgments made by management. Our independent public accountants, Arthur Andersen LLP, have audited the Company's consolidated financial statements from which the condensed consolidated financial statements have been derived.

The Company maintains a system of internal controls, including an internal audit program, which it believes provides reasonable assurance that the accounting records provide a reliable basis for the preparation of the condensed consolidated financial statements and provides reasonable assurance that transactions and events are recorded properly, that adequate accounting records are maintained, and that assets are safeguarded against loss or unauthorized use. The Company reviews, modifies and improves its system of internal controls in response to changes in business conditions and operations.

The Audit Committee, which is composed solely of directors who are not officers or employees of the Company, is responsible for providing oversight and assurance that management fulfills its responsibilities in connection with financial reporting. The Audit Committee generally meets three times a year with the independent public accountants, internal auditors and management of the Company. The independent public accountants and internal auditors have full, free and separate access to meet with the Audit Committee to discuss the results of their audit and reviews. The Audit Committee reports the results of its meetings and its recommendations to the Board of Directors on a regular basis, including its recommendation for the appointment of the Company's independent public accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Valero Energy Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Valero Energy Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 2001, appearing in the Company's 2001 Annual Report on Form 10-K (not presented herein). In our report dated March 5, 2002, also appearing in that Annual Report, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000, and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

ARTHUR ANDERSEN LLP
San Antonio, Texas
March 5, 2002

CONDENSED CONSOLIDATED BALANCE SHEETS

[millions of dollars]

December 31,	2001	2000
ASSETS		
current assets	$ 4,113	$ 1,285
property, plant and equipment, net	7,260	2,677
goodwill	2,211	—
intangible assets, deferred charges and other assets	793	346
	$ 14,377	$ 4,308
LIABILITIES AND STOCKHOLDERS' EQUITY		
current liabilities (including $2,055 payable to UDS shareholders)	$ 4,730	$ 1,039
long-term debt, less current portion	2,517	1,042
capital lease obligations	288	—
deferred income tax liabilities	1,388	407
other long-term liabilities	763	120
company-obligated preferred securities of subsidiary trusts	373	173
minority interest in consolidated partnership	115	—
stockholders' equity	4,203	1,527
	$ 14,377	$ 4,308


Diamond Shamrock



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

[millions of dollars, except per share amounts]

year ended December 31,	2001	2000	1999
OPERATING REVENUES	**$ 14,988**	$ 14,671	$ 7,961
COSTS AND EXPENSES:			
cost of sales and operating expenses	**13,684**	13,818	7,731
selling and administrative expenses	**165**	130	68
depreciation expense	**138**	112	90
total	**13,987**	14,060	7,889
OPERATING INCOME	**1,001**	611	72
OTHER INCOME (EXPENSE), NET	**(5)**	—	3
INTEREST AND DEBT EXPENSE, NET	**(88)**	(76)	(55)
DISTRIBUTIONS ON PREFERRED SECURITIES OF SUBSIDIARY TRUST	**(13)**	(7)	—
INCOME BEFORE INCOME TAXES	**895**	528	20
INCOME TAX EXPENSE	**331**	189	6
NET INCOME	**$ 564**	$ 339	$ 14
EARNINGS PER SHARE OF COMMON STOCK	**$ 9.28**	$ 5.79	$ .25
weighted average common shares outstanding (in thousands)	**60,749**	58,532	56,086
EARNINGS PER SHARE OF COMMON STOCK — ASSUMING DILUTION	**$ 8.83**	$ 5.60	$ .25
weighted average common equivalent shares outstanding (in thousands)	**63,803**	60,525	56,758
DIVIDENDS PER SHARE OF COMMON STOCK	**$ .34**	$ .32	$ .32







CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of dollars]

year ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
net income	$ 564	$ 339	$ 14
adjustments to reconcile net income to net cash provided by operating activities:			
depreciation and amortization	252	173	139
deferred income tax expense (benefit)	270	103	(9)
changes in current assets and current liabilities and other	(181)	(14)	291
net cash provided by operating activities	905	601	435
CASH FLOWS FROM INVESTING ACTIVITIES:			
capital expenditures and deferred turnaround and catalyst costs	(536)	(302)	(173)
UDS acquisition, including related advance	(2,533)	—	—
other acquisitions	(184)	(890)	—
earn-out payments in connection with acquisitions	(55)	—	—
other	6	(1)	1
net cash used in investing activities	(3,302)	(1,193)	(172)
CASH FLOWS FROM FINANCING ACTIVITIES:			
financing required to fund UDS acquisition	2,053	—	—
borrowings (debt reduction), net	697	279	(198)
proceeds from offering of preferred securities of subsidiary trust, net	—	167	—
proceeds from common stock offering, net	—	167	—
cash dividends	(21)	(19)	(18)
issuance (repurchase) of stock, net	(78)	(47)	2
net cash provided by (used in) financing activities	2,651	547	(214)
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS	254	(45)	49
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF PERIOD	15	60	11
CASH AND TEMPORARY CASH INVESTMENTS AT END OF PERIOD	$ 269	$ 15	$ 60





CONDENSED CONSOLIDATED FIVE-YEAR FINANCIAL AND STATISTICAL REVIEW

[millions of dollars, except per share and per barrel amounts]

year ended December 31,	2001 (a)	2000 (b)	1999	1998 (c)(d)	1997 (e)
OPERATING RESULTS:					
operating revenues	**$ 14,988.3**	$ 14,671.1	$ 7,961.2	$ 5,539.3	$ 5,756.2
operating income (loss)	**$ 1,001.3**	$ 611.0	$ 72.0	$ (48.3)	$ 213.9
income (loss) from continuing operations	**$ 563.6**	$ 339.1	$ 14.3	$ (47.3)	$ 111.8
loss from discontinued operations, net of income taxes (f)	**$ —**	$ —	$ —	$ —	$ (15.7)
net income (loss)	**$ 563.6**	$ 339.1	$ 14.3	$ (47.3)	$ 96.1
net income (loss) applicable to common stock	**$ 563.6**	$ 339.1	$ 14.3	$ (47.3)	$ 91.5
earnings (loss) per share of common stock:					
continuing operations	**$ 9.28**	$ 5.79	$ .25	$ (.84)	$ 2.16
discontinued operations	**—**	—	—	—	(.39)
total	**$ 9.28**	$ 5.79	$ .25	$ (.84)	$ 1.77
earnings (loss) per share of common stock – assuming dilution:					
continuing operations	**$ 8.83**	$ 5.60	$ .25	$ (.84)	$ 2.03
discontinued operations	**—**	—	—	—	(.29)
total	**$ 8.83**	$ 5.60	$ .25	$ (.84)	$ 1.74
FINANCIAL POSITION AT DECEMBER 31:					
current assets	**$ 4,113.1**	$ 1,285.1	$ 823.5	$ 632.0	$ 782.5
property, plant and equipment, net	**7,260.5**	2,676.7	1,914.1	1,886.0	1,516.4
goodwill	**2,210.5**	—	—	—	—
intangible assets, deferred charges and other assets	**793.0**	345.9	241.7	207.7	194.1
total assets	**$ 14,377.1**	$ 4,307.7	$ 2,979.3	$ 2,725.7	$ 2,493.0
current liabilities	**$ 4,730.2**	$ 1,039.0	$ 719.0	$ 497.8	$ 597.3
long-term debt, less current portion	**2,517.4**	1,042.4	785.5	822.3	430.2
capital lease obligations	**287.9**	—	—	—	—
deferred income tax liabilities	**1,388.1**	406.6	275.5	210.4	256.8
other long-term liabilities	**762.8**	120.1	114.5	109.9	49.9
company-obligated preferred securities of subsidiary trusts	**372.5**	172.5	—	—	—
minority interest in consolidated partnership	**115.6**	—	—	—	—
stockholders' equity	**4,202.6**	1,527.1	1,084.8	1,085.3	1,158.8
total liabilities and stockholders' equity	**$ 14,377.1**	$ 4,307.7	$ 2,979.3	$ 2,725.7	$ 2,493.0





THERE'S STRENGTH IN OUR MISSION

VALERO EMPLOYEES LIVE THE COMPANY'S MISSION EVERY DAY, AND THAT COMMITMENT STARTS AT THE TOP WITH THE COMPANY'S MANAGEMENT

Valero is committed to:



Assuring the safety of our employees, our operations and our communities.

Bill Greehey, Chairman of the Board, CEO and President, is committed to the safety of Valero's employees and neighbors in all of the communities where the company has operations.



Producing environmentally clean products in environmentally clean facilities.

Greg King, Executive Vice President and General Counsel, helps preserve Valero's reputation as an environmental leader.



Customer satisfaction by providing reliable and responsive products and services.

Everyone plays a role in meeting customers' needs including **John Krueger**, Senior Vice President and Controller, who oversees the customer billing systems, and **Bill Klesse**, Executive Vice President of Refining and Commercial Operations, who ensures that Valero's facilities are running at peak performance (pictured left to right at Valero's terminal in San Antonio).



Ensuring a positive retail experience for consumers by focusing on convenience, value and quality service.

Gary Arthur Jr., Senior Vice President of Marketing, makes sure that Valero's retail stores meet the company's high standards for quality products and customer service.

PRINCIPAL OFFICERS

BILL GREEHEY
Chairman of the Board, President and Chief Executive Officer

KEITH BOOKE
Executive Vice President and Chief Administrative Officer

DANNY GIBBONS
Executive Vice President and Chief Financial Officer

GREG KING
Executive Vice President and General Counsel

BILL KLESSE
Executive Vice President - Refining and Commercial Operations

GARY ARTHUR JR.
Senior Vice President - Marketing

BOB BEADLE
Senior Vice President - Crude and Feedstock Supply and Trading

MARY ROSE BROWN
Senior Vice President - Corporate Communications

MIKE CISKOWSKI
Senior Vice President - Corporate Development

GENE EDWARDS
Senior Vice President - Product Supply and Trading

year ended December 31,	2001 (a)	2000 (b)	1999	1998 (c)	1997 (e)
COMMON STOCK DATA:					
cash dividend per share	$ .34	$ .32	$ .32	$ .32	$ .42
number of shares outstanding, end of period (in thousands)	104,197	60,838	56,067	55,937	56,136
number of registered shareholders	7,265	5,207	5,479	5,544	5,886
total estimated beneficial shareholders	50,500	14,000	11,000	15,000	15,000
market price:					
high	$ 51.85	$ 38.63	$ 25.00	$ 36.50	$ 43.00
low	$ 31.50	$ 18.50	$ 16.75	$ 17.63	$ 26.94
CAPITALIZATION RATIOS (NET OF CASH): (g)					
long-term debt, including current portion, and short-term debt	54%	40 %	40 %	47 %	32%
stockholders' equity and other	46%	60 %	60 %	53 %	68%
OTHER DATA:					
capital additions	$ 393.6	$ 194.9	$ 100.6	$ 165.5	$ 69.3
book value per common share	$ 40.33	$ 25.10	$ 19.35	$ 19.40	$ 20.64
number of employees (end of period)	22,355	3,129	2,511	2,495	1,888
OPERATING STATISTICS:					
sales volumes (mbbls per day)	1,355	1,142	1,033	894	630
throughput volumes (mbbls per day)	1,001	857	712	579	417
average throughput margin per barrel	$ 6.16	$ 5.08	$ 2.90	$ 3.50(h)	$ 4.12
operating costs per barrel:					
cash (fixed and variable)	$ 2.31	$ 2.18	$ 1.83	$ 2.03	$ 1.95
depreciation and amortization	.61	.52	.52	.55	.59
total operating costs per barrel	$ 2.92	$ 2.70	$ 2.35	$ 2.58	$ 2.54

(a) The results of operations, operating statistics and cash flow information exclude the operations of UDS, while the financial position and employees include the effect of UDS, which was acquired by Valero on December 31, 2001.

(b) Includes the operations related to the Benicia refinery and the California distribution assets beginning May 16, 2000 and the operations related to the California service stations beginning June 16, 2000.

(c) Includes the operations of the Paulsboro refinery beginning September 17, 1998.

(d) The 1998 operating loss includes a $170.9 million write-down of inventories to market value, which resulted in a $111.1 million reduction in net income, or $1.98 per share.

(e) Includes the operations of the Texas City, Houston and Krotz Springs refineries beginning May 1, 1997.

(f) Reflects the results of "Old Valero's" natural gas related services business for periods prior to the July 31, 1997 restructuring.

(g) In determining the 2001 and 2000 ratios, 20% of the outstanding balance of Valero's company-obligated preferred securities of subsidiary trust (PEPS Units) issued in 2000 was deemed to be debt. In addition, for the 2001 ratio, the payable to UDS shareholders in the Condensed Consolidated Balance Sheet and the $200 million company-obligated preferred securities of subsidiary trust assumed in the UDS Acquisition were included as debt.

(h) Excludes an $.81 per barrel reduction resulting from $170.9 million of pre-tax write-downs of inventories to market value.









Continued development of all employees, our number-one asset.

To provide employees with the training and tools they need, **Keith Booke,** Executive Vice President and Chief Administrative Officer, helps develop the company's human resources programs, and **Bill Latham**, Senior Vice President and Chief Information Officer, ensures that employees have the best available technology at their fingertips (pictured left to right).



Providing a challenging, rewarding environment that facilitates creative thinking, teamwork and open communications.

Like the rest of Valero's management team members, **John Hohnholt,** Senior Vice President of Development and Technical Support, regularly visits the company's facilities to talk with the employees and instill a sense of teamwork throughout the company.



Taking a leadership role in our communities by providing company support and encouraging employee involvement.

Mary Rose Brown, Senior Vice President of Corporate Communications, encourages employee volunteerism to improve the quality of life in communities where the company operates.


VALERO
100 Best

Aggressively pursuing growth opportunities, both domestically and internationally.

Mike Ciskowski, Senior Vice President of Corporate Development, and **Danny Gibbons,** Executive Vice President and Chief Financial Officer, (pictured left to right) are key players in negotiating and financing all of Valero's mergers and acquisitions.

PAUL EISMAN
Senior Vice President - Planning and Economics

JOHN HOHNHOLT
Senior Vice President - Development and Technical Support

JOHN KRUEGER
Senior Vice President and Controller

BILL LATHAM
Senior Vice President and Chief Information Officer

RICH MARCOGLIESE
Senior Vice President - Refining Operations

KEN APPLEGATE
Vice President - Wholesale Marketing

STEVE BLANK
Vice President - Finance

JAY BROWNING
Vice President and Corporate Secretary

STEVE MOTZ
Vice President - Retail Marketing

DONNA TITZMAN
Treasurer

THERE'S STRENGTH IN OUR BOARD OF DIRECTORS



Pictured Left to Right

DR. DONALD M. CARLTON retired in 1998 as President and Chief Executive Officer of Radian International LLC, an engineering/technology firm that is a subsidiary of URS Corporation. He serves as a director of American Electric Power Company and National Instruments Corporation and as a trustee of Smith Barney/Citi Mutual Funds.

JERRY D. CHOATE retired from the Allstate Corporation, where he had served as Chairman of the Board and Chief Executive Officer from 1995 through the end of 1998. He currently serves as a director of Amgen, Inc. and Van Kampen Mutual Funds.

DR. RONALD K. CALGAARD serves as Chairman of Austin Calvert & Flavin, Inc. in San Antonio, and he is a director of Luby's, Inc. and The Trust Company. Previously, Dr. Calgaard served as President of Trinity University from 1979 until his retirement in 1999.

WILLIAM E. GREEHEY is Chairman of the Board, Chief Executive Officer and President of Valero Energy Corporation. Mr. Greehey also serves as Chairman of the Board of Valero L.P., a publicly traded limited partnership in which Valero Energy Corporation has a majority ownership interest.

DR. SUSAN KAUFMAN PURCELL serves as Vice President of the Americas Society in New York and as Vice President of the Council of the Americas. She also serves as a director of The Brazil Fund, Inc., Scudder Global High Income Fund, Inc., The Korea Fund, Inc. and Scudder New Asia Fund, Inc.

ROBERT G. DETTMER served as Executive Vice President and Chief Financial Officer of PepsiCo, Inc., one of the largest consumer products companies in the world, from 1986 until his retirement in 1996.

E. GLENN BIGGS is President of Biggs & Co., which is engaged in developmental projects and financial planning, and he serves as Chairman of Hester Asset Management Corporation and Southwestern Bancorp. Previously, Mr. Biggs served in leadership positions with First National Bank and Interfirst Bank, both in San Antonio.

RUBEN M. ESCOBEDO has had his own certified public accounting firm, Ruben Escobedo & Company, CPAs, in San Antonio since its formation in 1977. He also serves as a director of Cullen/Frost Bankers, Inc.

W. "H" CLARK is the retired Chief Executive Officer and Chairman of the Board of Nalco Chemical Company. Currently, he is the President of W. "H" Clark Associates, Ltd. and a director of Merrill Lynch Corporation, Bethlehem Steel Corporation, Georgia Pacific Corporation and Millennium Chemicals Corporation.

BOB MARBUT is Chairman and Chief Executive Officer of Argyle Communications, Inc. and Chairman of Hearst-Argyle Television, Inc. He is a director of Tupperware Corporation, Hearst-Argyle Television, Inc., ProAct Technologies Corporation and iKnowledge, Inc.

W. E. "BILL" BRADFORD is the retired Chairman of Halliburton Company. Prior to the Halliburton-Dresser merger, he was Chairman and Chief Executive Officer of Dresser Industries, Inc. Mr. Bradford currently serves as a director of Kerr-McGee Corporation.

BILL RICHARDSON served as Secretary of the U.S. Department of Energy from 1998 to 2001 and served as the U.S. Ambassador to the United Nations from 1997 to 1998. Previously, he was elected eight times to the U.S. House of Representatives. Mr. Richardson serves as a director of Diamond Offshore Drilling, Inc. and Peregrine Systems, Inc.

SHAREHOLDER INFORMATION

VALERO CORPORATE HEADQUARTERS
ONE VALERO PLACE
SAN ANTONIO, TX 78212-3186
(210) 370-2000

VALERO NORTH CAMPUS
6000 N. LOOP 1604 W.
SAN ANTONIO, TX 78249-1112
(210) 592-2000

ANNUAL MEETING
Valero's annual meeting of stockholders will be held on Thursday, May 9, 2002, at 10:00 a.m. at the Valero North Campus located at 6000 N. Loop 1604 W., San Antonio, Texas 78249-1112.

INFORMATION ON VALERO ENERGY CORPORATION STOCK
Valero's common stock is listed for trading on the New York Stock Exchange under the ticker symbol "VLO."

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services has been appointed transfer agent, registrar and dividend disbursing agent for Valero's common stock. Inquiries with respect to stock accounts and dividends and all requests to transfer certificates should be addressed to:

Computershare Investor Services
P.O. Box A3504
Chicago, IL 60690-3504
(888) 470-2938

DIVIDEND WITHHOLDING
Under federal income tax law, you are subject to certain penalties, as well as withholding with respect to your dividend payments, if you have not provided Valero with your correct social security number or other taxpayer identification number. For this reason, any security holder who has not provided a taxpayer identification number should obtain a Form W-9 (Payer's Request for Taxpayer Identification Number). To request a Form W-9, please contact Valero's transfer agent and registrar at the address shown above.

INVESTOR INQUIRIES
For investor inquiries, please contact:

Investor Relations Department
P.O. Box 500
San Antonio, TX 78292-0500
(800) 531-7911 or (210) 370-2139
(210) 370-2103 (fax)
investorrelations@valero.com

MEDIA INQUIRIES
For media inquiries, please contact:

Corporate Communications Department
P.O. Box 500
San Antonio, TX 78292-0500
(800) 531-7911 or (210) 370-2314
(210) 370-2327 (fax)
corporatecommunications@valero.com

WEB SITE
www.valero.com

FORWARD-LOOKING STATEMENTS

Much of the information provided in this report includes or is based upon estimates, predictions, projections and other "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Valero's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Certain risks and uncertainties that may affect Valero are detailed from time to time in its SEC reports, including Valero's most recent Annual Report on Form 10-K. The financial and other information provided in this summary annual report should be read in conjunction with Valero Energy Corporation's complete Financial Statements (including the notes) and Management's Discussion and Analysis of Financial Condition and Results of Operations. This and other information about Valero is contained in Valero's Notice of the 2002 Annual Meeting of Stockholders Proxy Statement and Form 10-K for the year ended December 31, 2001. This document is provided to all stockholders of record as of March 11, 2002. In addition, persons may request, without charge, a Form 10-K by writing or calling Valero's Investor Relations Department. Valero's 2001 Annual Report on Form 10-K and the Proxy Statement also may be accessed via our Internet web site at: www.valero.com.

VALERO ENERGY CORPORATION
P.O. BOX 500
SAN ANTONIO, TX 78292-0500